John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

April 11, 2018

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Ms. Deborah O’Neal-Johnson

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Re:	M3Sixty Funds Trust (the “Trust”) (File Nos. 811-23089 and 333-223404)

Dear Ms. Fettig and Ms. O’Neal-Johnson:

On March 2, 2018, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) a Form N-14 registration statement (combined proxy statement/prospectus) (the “Form N-14 Filing”) relating to the proposed reorganization of the Cognios Market Neutral Large Cap Fund (the “Existing Fund”), a series of ALPS Series Trust, with and into the Cognios Market Neutral Large Cap Fund (the “New Fund”), a series of the Trust. The Existing Fund and the New Fund may be referred to generally herein as the “Fund.”

We received comments separately from each of you relating to the Form N-14 Filing. The comments received from Ms. Fettig are labeled “Accounting Comments” and those received from Ms. O’Neal-Johnson are labeled “1940 Act Comments.” This letter responds to both sets of comments. For your convenience and reference, I have summarized the comments in this letter and provide the Trust’s response below each such comment. Contemporaneously with this letter that I am submitting to you in a correspondence filing, the Trust is filing an updated combined proxy statement/prospectus pursuant to Rule 497. The filing will reflect the responses to the comments as described in this letter.

Accounting Comments

Comparison of Shareholder Fees and Annual Fund Operating Expenses

1.	Comment: Please confirm in your response letter that the fees included in the fee table of the Form N-14 are the “current fees” in accordance with Item 3 of Form N-14. The Commission staff noted that the concept of “current fees” is different than the information required by Item 3 of Form N-1A.

Response: The Existing fund’s administrator has confirmed to the Trust that the fees required to be presented in the proxy statement/prospectus as required by Item 3 of Form N-14 are “current fees” for the Existing Fund in accordance with Item 3 of Form N-14.

Ms. Christina DiAngelo Fettig

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

April 11, 2018

2.	Comment: Please add “pro forma” next to the New Fund columns in both the Investor Class Shares and Institutional Class Shares subsections.

Response: The Trust has revised the disclosure as requested.

3.	Comment: Please confirm that the fees presented for the New Fund correspond with those presented in the 485A filing made for the New Fund.

Response: The Trust’s administrator will update fees provided in the 485A (when it files as a 485B) and those in the Form N-14 so they correspond.

4.	Comment: Please add a total for “Total Other Expenses” in both fee tables for the Investor Class Shares and the Institutional Class Shares.

Response: The Trust has revised the disclosure as requested.

5.	Comment: Please delete footnote 2 from both fee tables for the Investor Class Shares and the Institutional Class Shares as this disclosure is not required or allowed by Form N-1A.

Response: The Trust has revised the disclosure as requested.

6.	Comment: Please confirm that “Acquired Fund Fees and Expenses” are specifically excluded from the expense cap in the expense limitation agreement for each of the Existing Fund and the New Fund and revise the disclosure as applicable.

Response: The Trust confirms that “Acquired Fund Fees and Expenses” are specifically excluded from the expense cap in the expense limitation agreement for the New Fund and this is reflected in footnote 3 of both fee tables for the Investor Class Shares and the Institutional Class Shares. With respect to the Existing Fund, the Trust based the disclosure in the Form N-14 Filing on the most recently available public filings for the Existing Fund and notes that the Existing Fund’s current expense limitation agreement as provided as an exhibit to such public filings did not specifically exclude “Acquired Fund Fees and Expenses” from the expense cap.

7.	Comment: Please add the following disclosure to the end of footnotes 4 and 5 in both fee tables for the Investor Class Shares and Institutional Class Shares: “The [Existing] [New] Fund will not be obligated to pay any such deferred fees or expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.”

Response: The Trust notes the current expense limitation agreement for the Existing Fund specifically states that the Existing Fund “will not be obligated to pay any such deferred expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.” Therefore, the Trust has revised the disclosure in accordance as requested with respect to the Existing Fund.

Ms. Christina DiAngelo Fettig

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

April 11, 2018

The Trust respectfully disagrees with this comment with respect to the New Fund. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to the Fund, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Form of Organization – Capitalization

8.	Comment: Please update the capitalization table as of a date within 30 days of the filing date.

Response: The Trust has revised the disclosure as requested.

9.	Comment: Please delete the data in the “TOTAL” lines of the last column of the capitalization table titled “Net Asset Value Per Share.”

Response: The Trust has revised the disclosure as requested.

Additional Information About the Reorganization – Valuation

10.	Comment: Please explain what is meant by “material differences” in the following sentence:

Applying M3Sixty Funds Trust’s valuation policies after the Reorganization to the New Fund is not expected to result in material differences in the New Fund’s NAV compared to applying AST’s valuation policies to the Existing Fund prior to the Reorganization.

Response: The Trust’s administrator has confirmed that the Trust’s valuation policies are not expected to result in differences in the New Fund’s NAV compared to applying AST’s valuation policies to the Existing Fund prior to the Reorganization.

Additional Information About the Reorganization – Independent Accountants

11.	Comment: The Commission staff notes that there will be a change in accountant for the New Fund from the Existing Fund and requests that the Trust confirm that it will include the required change in accountant disclosure in the New Fund’s next annual or semi-annual report.

Response: The Trust confirms that the New Fund will have a new accountant following the reorganization: BBD, LLP. The Trust’s administrator has confirmed to the Trust that it will include the appropriate change in accountant disclosure in the New Fund’s next annual or semi-annual report.

Ms. Christina DiAngelo Fettig

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

April 11, 2018

1940 Act Comments

Exhibits

12.	Comment: Please provide the Commission staff with the legal opinion for the issuance of shares for the New Fund, as well as the New Fund’s investment advisory agreement and expense limitation agreement, in a post-effective amendment (the “POS EX Filing”) to the Trust’s Form N-14 filed on March 2, 2018.

Response: The Trust notes that the legal opinion for the issuance of shares for the New Fund will be issued in connection with the closing of the Reorganization scheduled to occur on May 7, 2018. Consequently, the Trust will file a “form of” legal opinion for the issuance of shares for the New Fund, as well as the New Fund’s investment advisory agreement and expense limitation agreement, in the POS EX Filing.

Proxy Card

13.	Comment: On the proxy card, please add a box for a shareholder to check to vote for or against adjourning or postponing the Special Meeting.

Response: The Trust has revised the disclosure as requested.

Costs and Expenses of the Reorganization

14.	Comment: Although it is noted that the Adviser will pay for the costs associated with the Reorganization and the Fund will not, please provide an estimate as to those costs. This may be included under the current heading “Costs and Expenses of the Reorganization.”

Response: The Trust has revised the disclosure as requested.

Additional Information About the Reorganization – Investment Advisory Agreement

15.	Comment: Please disclose the period that the New Fund’s first report to shareholders will include the basis for the approval of the New Fund’s investment advisory agreement by the Trust’s Board.

Response: The Trust has revised the disclosure as requested.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively